Exhibit 99.1

Aphria Inc. Expands 510 Vape Offerings Across Its Award-Winning Adult-Use Brand Portfolio

Strong Innovation Pipeline Continues to Drive Market Share Growth
  Broken Coast's First Foray into Cannabis 2.0
Solei Introduces First Limited Release Vape on the Market
Solei, RIFF, Good Supply and B!NGO Expand Product Offerings

LEAMINGTON, ON, Nov. 26, 2020 /CNW/ - Aphria Inc. ("Aphria" or the "Company") (TSX: APHA and NASDAQ: APHA), a leading global cannabis company inspiring and empowering the worldwide community to live their very best life, today announced the expansion of its 510 Vape offering across its award-winning adult-use brand portfolio.

Each Aphria vape is designed with a unique offering to meet the demands of a diverse consumer segment. Whether it be through limited release options, like Solei's Gather Frosty Mint or by the Company's proprietary extraction processes, 510 vapes across all brands offer a high-quality extract, free of cutting agents.

"Since day one we have been committed to strategically developing an award-winning brand portfolio that resonates with Canadians, provides exceptional patient and consumer experiences, and competes against the illicit market," said Irwin D. Simon, Chief Executive Officer. "We believe the strength of our brands remain unmatched in the industry and are excited to expand 510 vapes across our brand portfolio, including Broken Coast's first cannabis 2.0 product. As a result, Aphria continues to gain market share and drive category leadership, and successfully grow our revenue from adult-use cannabis products 184% during our last fiscal year," said Irwin D. Simon, Chief Executive Officer.

The vape category is projected to represent up to 20% of adult-use sales in Canada.1 Currently, the Company maintains its number one adult-use market share position in both Alberta and Ontario, two of the largest provinces in Canada. In the last three months (ended October 31, 2020) in Ontario, Aphria continued to hold the number one position with more than 20% market share , high margin vapes category in both brick-and-mortar retail and online channels.2,3

Mr. Simon continued, "One of the largest opportunities for Aphria is converting consumers from the existing $3.9 billon illicit market We have ambitious targets with plans in place to continue to grow market share nationally, already growing our revenue from adult-use cannabis products 184% during our last fiscal year. Our key consumer data insights and understanding of our consumer preferences, and our strong innovation pipeline allow us to continue to introduce premium products, such as our 510 Vapes, which, when coupled with our superior quality, is a key driver of conversion."

The Company also announced RIFF, Good Supply and Broken Coast will be launching larger volume vape offerings with 1g fills in the coming months.

Solei

Solei continues to win over consumers with its Moments platform and thoughtful extension to its product offerings, such as its limited release of the new Gather Frosty Mint 510 Vape, which is one of the first seasonal vapes on the market. Gather Frosty Mint brings a unique twist to Solei's portfolio and is available now in Ontario, Alberta and New Brunswick while quantities last.

Solei (CNW Group/Aphria Inc.)

Broken Coast

Broken Coast is widely recognized for setting the standard for premium cannabis in Canada.  Leveraging proprietary growing practices, optimized for each cultivar, Broken Coast coaxes the ultimate expression out of each plant. For the first time, Broken Coast is introducing 510 vapes to its product offering, which will be available starting December 2020 nationally (except for Quebec) with the Stargazer, Headstash and Frost Monster strains. Broken Coast's proprietary extraction process properly preserves the cannabis terpenes specific to each strain and are reintroduced back into high-quality THC extract.

Broken Coast (CNW Group/Aphria Inc.)

RIFF

RIFF has expanded its offerings by launching iconic duos such as Grand Daddy Purps x Sour Kush and Jean Guy x Super Lemon Haze in 510 Vape Cartridges and 510 Battery, which are available nationally (except Quebec) and the 1g-format to launch nationally in the coming months (with the exception of Quebec). The RIFF vape formulation is a combination of two unique strains using high quality THC distillate and cannabis terpenes extracted from the cannabis plant.

RIFF (CNW Group/Aphria Inc.)

Good Supply

Canada's number one vape brand since June of this year4. Good Supply has expanded its lineup of best-selling 510 vapes. Known for its cannabis-inspired formulations, Good Supply is building off the success of the Pineapple Express vape, which has been the number one-best selling vape in Ontario since January 20205.  Now available nationally (except Quebec and Newfoundland), Good Supply will offer three new strains to its 510 Vape lineup including Purple Monkey, Tangie Kush and White Widow, in addition to extending Pineapple Express and Purple Monkey into 1g 510 Vapes.

Good Supply (CNW Group/Aphria Inc.)

B!NGO

Launched in September of this year, B!NGO is entering Cannabis 2.0 with Haze! and Raw! 510 vapes. Similar to its flower offerings, B!NGO vapes will launch in a larger volume with 1g fills and two unique flavour profiles, available nationally (with the exception of Quebec) starting in December 2020.

B!NGO (CNW Group/Aphria Inc.)

We Have a Good Thing Growing

About Aphria Inc.

Aphria Inc. is a leading global cannabis company driven by an unrelenting commitment to our people, the planet, product quality and innovation. Headquartered in Leamington, Ontario – the greenhouse capital of Canada – Aphria Inc. has been setting the standard for the low-cost production of high-quality cannabis at scale, grown in the most natural conditions possible. Focusing on untapped opportunities and backed by the latest technologies, Aphria Inc. is committed to bringing breakthrough innovation to the global cannabis market. The Company's portfolio of brands is grounded in expertly researched consumer insights designed to meet the needs of every consumer segment. Rooted in our founders' multi-generational expertise in commercial agriculture, Aphria Inc. drives sustainable long-term shareholder value through a diversified approach to innovation, strategic partnerships and global expansion.

For more information, visit: aphriainc.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws and are expressly qualified by this cautionary statement. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward looking statements are often identified by terms such as "may", "should", "anticipate", "expect", "potential", "believe", "intend" or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to Aphria's expected launch of new brand and product format offerings. Forward-looking statements are based on the opinions, estimates and perception of trends of management and its beliefs with respect to future events, as at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Factors that may cause such differences include, but are not limited to, risks associated with COVID-19 nationally and globally which could have a material adverse impact on Aphria's business, operations and financial results, including disruptions in cultivation and processing, supply chains and sales channels, as well as a deterioration of general economic conditions including national and/or global recessions and the response of governments to the COVID-19 pandemic in respect of the operation of retail stores; general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving cannabis or otherwise affecting Aphria's business or its consumers generally; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favorable terms; the cannabis industry in Canada generally; income tax and regulatory matters, including delays in the issuance of licenses; the sale and distribution of vapes; the ability of Aphria to meet its liquidity requirements to fund ongoing operations; the ability of Aphria to implement its business strategies; competition; crop failure; safety of derivative cannabis products; currency and interest rate fluctuations.

Readers are cautioned that the foregoing list is not exhaustive and should carefully review the various risks and uncertainties identified in the Company's filings on SEDAR and EDGAR. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

The forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities laws.  Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

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[1] Aphria Internal Sales Forecast
[2] Headset Canadian Insights
[3] OCS Sales Data
[4] Headset Canadian Insights (BC, AB, SK, ON retail stores) – Jun to Sep 2020
[5] OCS Sales Data. Total sales Jan-Oct 2020

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SOURCE Aphria Inc.

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%CIK: 0001733418

For further information: For media inquiries please contact: Tamara Macgregor, Chief Corporate Affairs Officer, tamara.macgregor@aphria.com, 437-343-4000; For investor inquiries please contact: Investor Relations, investors@aphria.com

CO: Aphria Inc.

CNW 12:31e 26-NOV-20